UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 272199 100
_______________________________________________________________________

 (Exact name of Registrant as specified in its charter)
_______________________________________________________________________

c/o Terrence A. Kilburg, Receiver
4218 Stone Haven Drive
Bettendorf, IA 52722
(Address of Principal Executive Offices)

(563) 324-3246
(Registrant’s telephone number, including area code)

Limited Liability Company Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) (remains)
 _____________________________________________________________________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                0

Pursuant to the requirements of the Securities Exchange Act of 1934, East Fork Biodiesel, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EAST FORK BIODIESEL, LLC

Date: December 28, 2010	By:
Terrance A. Kilburg, Receiver